Exhibit 99.1

PRESS RELEASE IMMEDIATE RELEASE

Aviragen Therapeutics and Vaxart Enter into Merger Agreement

Merged Company to Focus on Development of Antiviral Vaccines and Therapeutics

Based on Proprietary Delivery Technology Platform

Conference Call to be Held Today at 8:30 AM ET

ATLANTA, GA & SOUTH SAN FRANCISCO, CA – October 30, 2017 – Aviragen Therapeutics, Inc. (NASDAQ:AVIR), a company focused on the discovery and development of direct-acting antivirals to treat infections that have limited therapeutic options, and Vaxart, Inc., a privately-held, clinical-stage company focused on developing oral recombinant vaccines based on its proprietary delivery platform that allows for administration by tablet rather than by injection, announced today that the companies have entered into a definitive merger agreement. The merger will result in a combined company, Vaxart, Inc., focused on developing orally-delivered therapeutics and prophylactics to address a variety of viral infections.

“We are thrilled with the prospect of combining forces with Aviragen, which will create a deep pipeline of antiviral products and allow Vaxart to accelerate development of the promising vaccine candidates that are based on our proprietary oral delivery platform,” said Wouter Latour, M.D., Chief Executive Officer of Vaxart. “This transaction gives us the opportunity to build on the positive Phase 2 challenge study results we announced recently for our influenza oral tablet vaccine, as well as the excellent results we obtained in the safety and immunogenicity studies with our norovirus vaccine. Additionally, it will provide us access to Aviragen’s antiviral assets, including their BTA074 Phase 2 program for the treatment of condyloma caused by HPV, which is on track to complete enrollment this quarter and to report top-line safety and efficacy data in the second quarter of 2018.”

“We believe our oral vaccine programs are significantly de-risked based on the positive clinical outcome of the BARDA-funded H1N1 influenza Phase 2 challenge study which serves as proof of concept for our technology platform as a whole,” continued Latour, “and we look forward to taking our norovirus vaccine into a Phase 2 challenge study next. Norovirus is the leading cause of acute viral gastroenteritis in the United States, causing frequent outbreaks across the population, and we believe our oral tablet vaccine would be the optimal approach to address this unmet medical need.”

The Vaxart technology platform has been engineered for the delivery of a wide range of oral vaccines, initially targeting norovirus, human papilloma virus (HPV), respiratory syncytial virus, and influenza, using a convenient and room temperature-stable tablet, which eliminates the need for injection. In clinical studies to date, Vaxart vaccines consistently generated broad systemic and local immune responses that could provide important advantages in preventing infection, as well as robust T cell responses that we believe are essential to obtain a therapeutic benefit in chronic viral infection and cancer.

Aviragen Therapeutics   ●   2500 Northwinds Parkway, Suite 100   ●   Alpharetta, GA 30009   ●   Tel: (678) 221-3343

“After a comprehensive review of strategic alternatives, we are delighted to announce this transaction with Vaxart, which will complement Aviragen’s focus on infectious diseases and position us to create both near and long-term value for our stockholders,” said Joseph M. Patti, Ph.D., President and Chief Executive Officer of Aviragen Therapeutics. “Vaxart is well-funded to advance its norovirus and HPV antiviral vaccine programs, and together with BTA074, the combined companies are poised to provide meaningful value-creating data readouts.”

Today, Vaxart will be announcing positive results from the company’s Phase 1b open-label, dose-ranging study assessing the safety and immunogenicity of VXA-G1.1-NN, Vaxart’s norovirus oral tablet vaccine, in 60 healthy adult volunteers. VXA-G1.1-NN met both the primary and secondary endpoints for safety and immunogenicity in the clinical trial. Based on the favorable clinical data, a Phase 2 norovirus challenge study is expected to begin in the second half of 2018. To date, Vaxart has dosed more than 300 adult volunteers with its vaccines for norovirus, respiratory syncytial virus and influenza.

About the Transaction

The exchange ratio in the merger agreement was determined by assigning $60 million in value to Aviragen for its financial and clinical assets and $90 million in value for Vaxart’s assets. On a pro forma basis, after giving effect to the number of shares of Aviragen common stock issued in the merger, Vaxart’s securityholders will own approximately 60% of the combined company and Aviragen securityholders will own approximately 40% of the combined company, subject to certain potential adjustments as described in the merger agreement. The transaction has been approved by the board of directors of both companies. The merger is expected to close in the first quarter of 2018, subject to the approval of the stockholders of each company as well as other customary conditions. Wouter Latour, M.D., will serve as Chief Executive Officer of the combined company.

Upon the closing of the transaction, the name of the combined company will become Vaxart, Inc. and shares of the combined are expected to continue trading on NASDAQ under the proposed ticker symbol “VXRT.”

Stifel, Nicolaus & Company, Incorporated is acting as financial advisor to Aviragen, and Dechert LLP is serving as legal counsel to Aviragen. Cooley LLP is serving as legal counsel to Vaxart.

Aviragen will reduce its workforce by six to a total of 10 full-time employees, who will remain on board to complete the BTA074 Phase 2 clinical trial and assist with the transition of duties to the Vaxart management team.

Aviragen and Vaxart management will host a conference call this morning, Monday, October 30, 2017 at 8:30 a.m. EDT to discuss the planned merger. To participate in the conference call, please dial (877) 312-5422 (United States) or (253) 237-1122 (international) and refer to conference ID number 6295889. A replay of the conference call can be accessed under the Investors section of Aviragen's website at www.aviragentherapeutics.com and on the Vaxart website at www.vaxart.com.

About Aviragen Therapeutics

Aviragen Therapeutics is focused on the discovery and development of the next generation of direct-acting antivirals to treat infections that have limited therapeutic options and affect a significant number of patients globally. It has three Phase 2 clinical stage compounds: BTA074 (teslexivir), an antiviral treatment for condyloma caused by human papillomavirus types 6 and 11; vapendavir, a capsid inhibitor for the prevention or treatment of rhinovirus (RV) upper respiratory infections; and BTA585 (enzaplatovir), a fusion protein inhibitor in development for the treatment of respiratory syncytial virus infections. Aviragen also receives royalties from marketed influenza products, Relenza® and Inavir®. For additional information, please visit www.aviragentherapeutics.com.

Aviragen Therapeutics   ●   2500 Northwinds Parkway, Suite 100   ●   Alpharetta, GA 30009   ●   Tel: (678) 221-3343

Aviragen Therapeutics® is a registered trademark. Relenza® is a registered trademark of GlaxoSmithKline Pharmaceuticals, Ltd., and Inavir® is a registered trademark of Daiichi Sankyo Company, Ltd.

About Vaxart

Vaxart is a clinical-stage company developing a range of oral recombinant vaccines based on its proprietary delivery platform. Vaxart vaccines are administered using convenient room temperature-stable tablets that can be stored and shipped without refrigeration and eliminate risk of needle-stick injury. Its development programs are oral tablet vaccines designed to protect against norovirus, seasonal influenza and respiratory syncytial virus (RSV), as well as a therapeutic vaccine for human papillomavirus (HPV), Vaxart’s first immuno-oncology indication. For more information, please visit www.vaxart.com.

Forward-Looking Statements

This press release contains forward-looking statements about Aviragen Therapeutics, Inc. and Vaxart Inc., and their respective businesses, business prospects, strategy and plans, including but not limited to statements regarding anticipated preclinical and clinical drug development activities, timelines and market opportunities; Vaxart being well-funded to advance its programs; the combined companies being poised to provide meaningful value-creating data readouts; Vaxart’s oral tablet vaccine being the optimal approach to address the unmet medical need relating to norovirus; the combined company’s ability to accelerate development of Vaxart’s vaccine candidates and generate near and long-term value for stockholders; and the anticipated closing date of the merger. All statements other than statements of historical facts included in this press release are forward looking statements. The words “anticipates,” “may,” “can,” “plans,” “believes,” “estimates,” “expects,” “projects,” “intends,” “likely,” “will,” “should,” “to be,” and any similar expressions or other words of similar meaning are intended to identify those assertions as forward-looking statements. These forward-looking statements involve substantial risks and uncertainties that could cause actual results to differ materially from those anticipated, including, without limitation: the risk that the conditions to the closing of the merger are not satisfied, the failure to timely or at all obtain stockholder approval for the merger; uncertainties as to the timing of the consummation of the merger and the ability of each of Aviragen and Vaxart to consummate the merger; risks related to Aviragen’s ability to correctly estimate its operating expenses and its expenses associated with the merger; risks related to the market price of Aviragen’s common stock relative to the exchange ratio; the ability of Aviragen or Vaxart to protect their respective intellectual property rights; competitive responses to the merger; unexpected costs, charges or expenses resulting from the merger; and potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger. The vaccine candidates that Vaxart develops may not progress through clinical development or receive required regulatory approvals within expected timelines or at all. In addition, future clinical trials may not confirm any safety, potency or other product characteristics described or assumed in this press release and such vaccine candidates may not successfully commercialized. Additional factors that may cause actual results to differ materially from such forward-looking statements include those identified under the caption “Risk Factors” in the documents filed by Aviragen with the Securities and Exchange Commission from time to time, including its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except to the extent required by applicable law or regulation, neither Aviragen nor Vaxart undertakes any obligation to update the forward-looking statements included in this press release to reflect subsequent events or circumstances.

Aviragen Therapeutics   ●   2500 Northwinds Parkway, Suite 100   ●   Alpharetta, GA 30009   ●   Tel: (678) 221-3343

Additional Information and Where to Find It

In connection with the proposed strategic merger, Aviragen intends to file relevant materials with the Securities and Exchange Commission (SEC), including a registration statement on Form S-4 that will contain a proxy statement and prospectus. Investors may obtain the proxy statement/prospectus (when available), as well as other filings containing information about Aviragen, free of charge, from the SEC’s Web site (www.sec.gov). In addition, investors and securityholders may obtain free copies of the documents filed with the SEC by Aviragen by directing a written request to: Aviragen Therapeutics, Inc. 2500 Northwinds Parkway, Suite 100, Alpharetta, GA 30009, Attention: Corporate Secretary or delivered via e-mail to investors@aviragentherapeutics.com. Investors and securityholders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the merger.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Aviragen and Vaxart and their respective directors and executive officers and certain of their other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Aviragen in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the merger will be included in the proxy statement/prospectus referred to above. Additional information regarding the directors and executive officers of Aviragen is also included in Aviragen Annual Report on Form 10-K for the year ended June 30, 2017, filed with the SEC on September 1, 2017, and the Form 10-K/A filed with the SEC on October 20, 2017. These documents are available free of charge from the sources indicated above.

Contacts

Mark Colonnese

Executive Vice President and Chief Financial Officer

Aviragen Therapeutics, Inc.

(678) 221-3381

mcolonnese@aviragentherapeutics.com

Beth DelGiacco

Stern Investor Relations, Inc.

(212) 362-1200

beth@sternir.com

John Harland

Chief Financial Officer

Vaxart Inc.

(650) 550 3500

jharland@vaxart.com

Katie Hogan

WCG/W2O Group

415-658-9745

khogan@wcgworld.com

Aviragen Therapeutics   ●   2500 Northwinds Parkway, Suite 100   ●   Alpharetta, GA 30009   ●   Tel: (678) 221-3343